FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Accident at its Mulatos Mine
Toronto, Ontario (December 13, 2018) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) regrets to announce a serious accident occurred today at its Mulatos Mine in Mexico. The accident involved an unexpected pit slope movement in the El Salto area of the open pit where pre-stripping activities were being conducted.
At the time of this release, two of our employees are missing and presumed dead. Efforts are underway to reach the area where they were last seen with a search and recovery team. The Company is investigating the accident and has notified the relevant authorities. The families of the missing have been notified and all means of support are being provided.
“We are profoundly saddened by this accident. The safety of our employees is our highest priority and the loss of these two individuals is a shock to us all. We extend our deepest sympathy to their families and loved ones.” said John A. McCluskey, President and Chief Executive Officer.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.